EXHIBIT 99.1

Midroog Ltd. Raised the Local Rating for Internet Gold’s Series C and D Debentures
from Baa1.il to A3.il

Ramat Gan, Israel – February 9, 2016 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”) has raised the local rating of its Series C and D Debentures from Baa1.il to A3.il, with a stable outlook.

Commenting on the news, Mr. Doron Turgeman, the Company’s CEO stated, “We are very pleased with Midroog's announcement. Our debt structure has significantly improved as indicated in the rating report, which speaks for itself. In the quarters ahead, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

The following is a summary of primary considerations for the rating, as indicated by Midroog:

A.	The rating reflects the anticipated improvement to the Company’s liquidity profile in light of projected dividends from its subsidiary, as reflected in the debt servicing ratios with respect to the new rating, which are expected to range between 0.8 to 2.4 in the short and medium term.

B.	The significant improvement in the Company’s financial leverage in light of the significant increase in the value of B Communications Ltd. shares, which support the Company’s financial flexibility. Midroog also noted the anticipated improvement in the coverage ratios as a result of the sale by B Communications Ltd. of 4.2% of the shares of Bezeq and the significant decrease in the net financial debt of B Communications. Midroog estimates that the expanded net debt to EBITDA coverage ratios are expected to range between 3.8 to 4.0.

C.	The starting point for the new rating is the debt rating of Bezeq. Such rating is supported by the strength of the business and financial profile of Bezeq (Aa2 with a stable outlook), which is the leading and largest communications group in Israel, with the largest and most advanced communications infrastructure in Israel.

D.	Under its base scenario, an improvement occurred in the dividend distribution potential of B Communications in light of its existing and projected substantial liquidity balances. In addition, B Communications' ability to increase its dividends to its shareholders has become more certain in light of the positive aggregate net profit in the last eight quarters, which allows B Communications to distribute a more substantial part from its unrestricted cash.

E.	Internet Gold has a repayment schedule that is divided in a relatively comfortable manner, and together with the dividend assumptions, under Midroog’s base scenario for each of the companies in the group, the debt servicing ratios, including a liquidity cushion in Internet Gold in the medium term, are expected to range between 1.4 to 2.7. Midroog also indicated that the current leverage level is still unsteady and may affect the financial flexibility of Internet Gold.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620